Motley Fool Funds Trust

2000 Duke Street, Suite 175

Alexandria, Virginia 22314

October 12, 2016

Via Edgar Transmission

Ms. Lisa Larkin:

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Motley Fool Funds Trust (the “Trust”)
File Nos.: 333-156770 and 811-22264

Dear Ms. Larkin:

This correspondence is being filed in response to your oral comments and suggestions provided to Edward Paz of U.S. Bancorp Fund Services, LLC on October 7, 2016, to the Trust’s Preliminary Proxy Statement filing on Schedule 14A filed on Friday, September 30, 2016, on behalf of the Trust and its series, the Motley Fool Independence Fund, Motley Fool Great America Fund, and Motley Fool Epic Voyage Fund (collectively, the “Funds”).

For your convenience, the comments made by the Staff have been reproduced in bold typeface immediately followed by the Trust’s respective responses.

Shareholder Letter

1.             Staff Comment:  Please revise the last sentence of the fourth paragraph by adding the word “could” so that the sentence reads: “Lower fees should also help us attract new shareholders to our funds because they could result in higher net-of-fee performance, helping us stand out against the competition.”

Response:             The Trust will make the requested change.

2.             Staff Comment:  Please revise the first sentence of the sixth paragraph by stating that “very little” is changing about the Funds, which is consistent with the first sentence of the second paragraph of the “Foolish Bottom Line” section at the end of the Shareholder Letter.

Response:             The Trust will make the requested change.

Proxy Statement

3.             Staff Comment: In the first paragraph of the proxy statement, please state that the proxy solicitation is made on behalf of the Board of Trustees

Response:             The Trust will add the requested disclosure.

Proxy Statement — Proposal — A. Overview

4.             Staff Comment: Please confirm supplementally whether the New Funds will be effective at the time of the mailing of the proxy statement.

Response:             The Trust supplementally confirms that the mailing of the definitive proxy statement will occur later in October.  The New Funds will become effective on December 14, 2016, pursuant to a registration statement filed by The RBB Fund Inc. on September 30, 2016 (SEC Accession No. 0001104659-16-147921). The special meeting of shareholders of the Trust will occur on December 21, 2016, with the closing of the reorganization expected to occur following the close of business on December 21, 2016.

Proxy Statement — Proposal — B. Reasons for the Proposed Reorganizations

5.             Staff Comment: The last sentence of this section states that the interests of the existing shareholders will not be diluted as a result of the reorganization. Consider adding clarifying language about dilution in a plain-English approach.

Response:             The Trust will add the following sentence to this section:

Your interest in the New Fund will not be diluted because the value of your investment in the Fund prior to the Proposed Reorganization will be the same as the value of your investment in the New Fund immediately following the Proposed Reorganization.

Proxy Statement — Proposal — D. Comparison of Current and Pro Forma Fees and Expenses

6.             Staff Comment: The comparative fee tables for both the Motley Fool Independence Fund and the Motley Fool Great America Fund have line item entries entitled “Less Contractual Expense Limitation/(Expenses Recouped).” Consider whether there are ways to visually distinguish between amounts subject to expense limitations and amounts subject to recoupment, such as, for example, by using a red color for expense limitation amounts and a blue color for expenses recouped.

Response:             The Trust has considered the request, and has determined that the presentation is consistent with industry convention. The use of a negative sign is consistent with expense limitations, while the expenses recouped are properly added, per the terms of the expense limitation agreement as discussed in the footnotes.

Proxy Statement — Proposal — F. Comparison of Shareholder Services

7.             Staff Comment: Per Instruction 1 to Item 14 of Schedule 14A, consider whether information required under Item 5 to Form N-14 should also be included within this proxy statement.

Response:             The Trust notes that Instruction 1 to Item 14 of Schedule 14A states that “[i]n transactions in which the consideration offered to security holders consists wholly or in part of securities registered under the Securities Act of 1933, furnish the information required by Form S-4, Form F-4, or Form N-14, as applicable.” The Trust has determined that Form N-14 is not applicable, and as such the information required under Item 5 to Form N-14 is also not required.

Form N-14 provides for registration of securities under the Securities Act of 1933, as amended (the “Securities Act”), to be issued in: (i) a transaction of the type specified in Rule 145(a) under the Securities Act (“Rule 145(a) transaction”); (ii) a merger in which a vote or consent of the security holders of the company being acquired is not required under applicable state law; (iii) an exchange offer for securities of the issuer or another person; (iv) a public reoffering or resale of any securities acquired in an offering registered on Form N-14; or (v) two or more of the transactions listed in items (i) through (iv).  The reorganization described in the proxy statement (the “Proposed Reorganization”) will not be a transaction described in items (ii) through (iv).  It is the Trust’s view that the Proposed Reorganization is not a Rule 145(a) transaction.

Rule 145 under the Securities Act generally requires the registration of securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets.  However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”

In the Trust’s view, shareholders of the Funds, each a series of the Trust, are not being asked to make a new investment decision in connection with their consideration of whether to approve the Proposed Reorganization.  If the Proposed Reorganization is approved, continuity of shareholder investment expectations will be maintained because the investment objectives of each Fund and each corresponding New Fund, a series of RBB Fund, Inc. (the “Company”), are identical and the principal investment strategies and risks of the Funds are identical to those of the New Funds.

The portfolio managers currently providing investment advice to their respective Funds will be responsible for providing investment advice to the New Funds after the Proposed Reorganization is consummated.  Further, the Proposed Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories.  Rather, prior to the Proposed Reorganization, the New Fund will have had no assets or operating history and simply will serve as a shell into which the Funds will be reorganized and all of their assets transferred.  Upon consummation of the Proposed Reorganization, the New Funds will assume the accounting and performance history of the Funds.  At the effective time of the Proposed Reorganization, the number of shares to be issued by the New Funds in connection with the Proposed Reorganization will be the same as the number of shares owned by Fund shareholders and the net asset value of each New Fund’s shares will be the same as the net asset value of each corresponding Fund’s shares.  Thus, shares of each New Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of each corresponding Fund.

A condition precedent to the Proposed Reorganization will be receipt by the Trust (of which the Funds are a series) and the Company (of which the New Funds are series) of an opinion of counsel to the effect that the Proposed Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the Funds, the shareholders of the Funds or the New Funds.

Even if the Reorganization were treated as a Rule 145(a) transaction, we believe the exception provided by Rule 145(a)(2) is available.  Rule 145(a)(2) provides that a merger, consolidation or similar plan or acquisition solely involving a change in domicile is not subject to the registration requirements of the Securities Act.  The “change in domicile” exception to the registration requirements of Rule 145 was carved out to preserve the “no-sale” theory previously embodied in Rule 133 for reorganizations effected to change an issuer’s domicile.  Over the years, the scope of the “change in domicile” exception contained in Rule 145(a)(2) has grown significantly through liberal construction of the Rule by the SEC’s staff, recognizing that various changes in a fund’s management and policies might be made incident to a reorganization.  These interpretations recognize that no sound policy reason dictates anything more than a proxy statement, in such reorganizations, as a means of informing shareholders and gaining their approval as required by applicable state or federal law.

Finally, it is important to note that a post-effective amendment relating to the offering of the New Funds’ shares has been filed with the SEC and the Proposed Reorganization will not be consummated before this registration statement becomes effective.

Proxy Statement — Proposal — L. Certain Information Regarding the Trustees and Officers

8.             Staff Comment: The use of the terms “trustees” and “directors” are transposed in certain locations in this section.

Response:             The Trust will review and revise the terminology as needed.

Proxy Statement — Appendix D — The Funds’ and New Funds’ Fundamental and Non-Fundamental Investment Limitations

9.             Staff Comment: For both the Fundamental and Non-Fundamental Investment Limitations, please add the phrase “The Funds and New Funds may not” to precede each table.

Response:             The Trust will make the requested change.

Proxy Statement — Appendix E — Comparison of Business Structure and Organizational Documents — Meetings of Shareholders and Voting Rights

10.          Staff Comment: Please add disclosure whether the MGCL requires an annual meeting of shareholders.

Response:             The Trust will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bancorp Fund Services, LLC at (414) 765-5366.

Very truly yours,

/s/ Denise Coursey
Denise Coursey

President

cc:                                James Shaw, The RBB Fund, Inc.

Christopher Menconi, Morgan, Lewis & Bockius LLP

Michael Malloy, Drinker Biddle & Reath LLP